Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

July 20, 2018

VIA EDGAR

Lisa Larkin

Ken Ellington

Office of Filings, Information & Consumer Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form N-14 for Eaton Vance Mutual Funds Trust (“Registrant”) (1933 Act File No. 333-225815)

Dear Ms. Larkin and Mr. Ellington:

This letter responds to comments you provided to the undersigned via telephone on July 9 and July 11, 2018, in connection with your review of the Registrant’s registration statement on Form N-14 (the “Registration Statement”) filed under the Securities Act of 1933, as amended on June 22, 2018 (Accession No. 0000940394-18-001235). The Registration Statement was filed in connection with a proposed reorganization in which Eaton Vance Short Duration Strategic Income Fund (the “Acquiring Fund”), will acquire all of the assets of Eaton Vance Multi-Strategy Absolute Return Fund (the “Acquired Fund”) (collectively the “Funds”), each a series of the Registrant, in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund (the “Reorganization”). We have reproduced each comment below and immediately thereafter have provided the Registrant’s response.

Proxy Statement/Prospectus

1.	Incorporate footnotes in the question and answer section into the body of text.

Response: Registrant has incorporated the footnotes into the body of text.

2.	In the Summary, disclose when the Acquired Fund will stop selling shares.

Response: Registrant has added the requested disclosure.

3.	In the Summary, consider revising the disclosure in the footnote regarding dilution of voting shares to make it clearer.

Response: Registrant has revised the language.

4.	In the Summary under Investment Objectives, Restrictions and Policies, consider grouping items that are the same for the Funds together.

Response: Registrant believes the current format is easier for the Acquired Fund shareholders to compare the similarities and differences of the Funds.

5.	In the Summary, add the Funds’ purchase procedures to the Redemption Procedures, and Exchange Privileges section, per Item 3(b)(2) on Form N-14.

Securities and Exchange Commission

July 20, 2018

Response: Registrant has added the requested disclosure.

6.	Move the section entitled Principal Risk Factors up to immediately following the section in the Summary entitled Shareholder Rights.

Response: Registrant has moved the Principal Risk Factors section.

7.	In the Board Considerations section under Investment Objectives, Restrictions and Policies, add a sentence as to where a shareholder can locate prospectuses for the underlying portfolios.

Response: Registrant has added the requested disclosure.

8.	In the Board Considerations section under Relative Performance and Morningstar Category Ranking, footnote 13 with regards to the Morningstar information states “(2) may not be copied or distributed;” explain why the Registrant is able to include this Morningstar information.

Response: Eaton Vance Management, the Funds’ investment adviser, and its affiliates have a licensing agreement with Morningstar, which provides for this use of the Morningstar information. The statement in footnote 13 refers to limitations to the end user of the information and is required pursuant to the licensing agreement.

9.	In the Board Considerations section under Alternatives, correct the statement regarding another option that was considered such as a liquidation.

Response: Registrant has corrected this disclosure.

Accounting Comments

10.	In the Fund Expense section in the Annual Fund Operating Expenses table, explain why in the Acquired Fund’s Total Annual Fund Operating Expenses for Class A, C and I shares are 1.41%, 2.16% and 1.16%, respectively, for the period ended April 30, 2018, and the Acquired Fund’s financial highlights for the semi-annual period ended April 30, 2018 are 1.29% 2.04% and 1.04% for Class A, C and I shares, respectively.

Response: The Acquired Fund’s Total Annual Fund Operating Expenses in the Registration Statement fee table are for the 12-month period ended April 30, 2018. The expense ratios in the financial highlights are for the semi-annual (6-month) period ended April 30, 2018. In addition, the Total Annual Fund Operating Expenses in the Registration Statement fee table include Acquired Fund Fees and Expenses (“AFFE”) as required by Form N-14. AFFE is not required to be included in the expense ratios in the financial highlights.

11.	In the Annual Fund Operating Expenses table, confirm that the fees and expenses are current per Item 3 of Form N-14.

Response: The expenses shown in the Annual Fund Operating Expenses table for the Funds are as of their most recent semi-annual period ended April 30, 2018. Registrant believes that using the most recent semi-annual period is representative of the current fees of each Fund.

12.	In both the fee and capitalization tables, consider adding the name of the Acquiring Fund to the “Combined Fund” line items.

Response: Registrant has added a define term for Combined Fund to the Proxy Statement/Prospectus.

Securities and Exchange Commission

July 20, 2018

13.	Update the capitalization table with information as of a date within thirty (30) days of the Registration Statement’s effective date.

Response: Registrant has updated the table as of June 30, 2018 as follows:

	Net Assets	NAV per Share	Shares Outstanding
MSAR Fund
Class A	$48,972,464	$8.53	5,741,709
Class C	$14,316,626	$8.52	1,680,561
Class I	$15,997,679	$8.53	1,876,314
Total	$79,286,769		9,298,584

Strategic Fund
Class A	$590,786,481	$7.29	81,046,018
Class B	$7,636,346	$6.87	1,110,961
Class C	$439,685,386	$6.88	63,936,385
Class I	$1,221,323,736	$7.28	167,779,949
Class R	$2,762,316	$7.30	378,354
Total	$2,262,194,265		314,251,668

Pro Forma Adjustment
Class A*	-$30,884	-	966,465
Class B	$0	-	-
Class C*	-$9,028	-	370,406
Class I*	-$10,088	-	304,084
Class R	$0	-	-
Total	-$50,000	-	1,640,955

Combined Fund (pro forma)
Class A	$639,728,060	$7.29	87,754,192
Class B	$7,636,346	$6.87	1,110,961
Class C	$453,992,984	$6.88	65,987,352
Class I	$1,237,311,328	$7.28	169,960,347
Class R	$2,762,316	$7.30	378,354
Total	$2,341,431,034		325,191,206

*It is anticipated that MSAR Fund will bear the costs of the Reorganization, including legal, printing, mailing and solicitation costs. These costs are estimated at approximately $50,000.

14.	Confirm that the Acquiring Fund will be the accounting survivor after the Reorganization.

Response: Registrant confirms that the Acquiring Fund will be the accounting survivor after the Reorganization.

Please contact the undersigned at (617) 672-8507 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David D. Barr

David D. Barr, Esq.

Vice President